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August 26, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention: Austin Pattan and Joshua Shainess

Re:	Unity Software Inc. Registration Statement on Form S-4 Filed July 29, 2022 File No. 333-266418

To Whom It May Concern:

On behalf of our client, Unity Software Inc. (the “Registrant”), we submit this response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s comment letter, dated August 19, 2022, related to the Registrant’s Registration Statement on Form S-4 (“S-4”), which was filed on July 29, 2022.

For your convenience, the Staff’s comments have been produced in bold and italics herein with the Registrant’s response immediately following each comment. The below responses are also reflected, to the extent applicable, in the Registrant’s amendment to Form S-4 (the “Amendment”), to be filed on or about August 26, 2022. In addition, we are also delivering a copy of the Amendment to the Staff marked to show changes from the S-4 to the Amendment. Unless otherwise indicated, page references in the Staff’s comments and headings below refer to the S-4, the Registrant’s responses below refer to the Amendment and capitalized terms have the same meaning as contained in the Amendment.

U.S. Securities and Exchange Commission
August 26, 2022
Page Two

Questions and Answers about the Merger and the Unity Special Meeting, page 1

1.
Please add a question and answer addressing the intent of the company to conduct a PIPE investment following the close of the merger. Your disclosure should clearly highlight the intended purpose of the PIPE, the strategic rationale for structuring it using convertible debt, the drawbacks of the PIPE, the conflicts of interest, and any related risks to shareholders of the combined company. Provide cross references to a more detailed discussion.

Response: The Registrant respectfully advises the Staff that it has revised its disclosure in the Amendment beginning on page 3 in response to the Staff’s comment.

Risk Factors, page 41

2.
Please add a risk factor addressing the PIPE investment. Your risk factor should highlight that the PIPE will substantially increase the combined company’s balance sheet indebtedness. Additionally, your disclosure should clarify that while Unity’s board views the use of the PIPE to conduct stock buybacks as an accretive measure, there is no guarantee of accretion and significant risk of dilution to shareholders if the conversion feature is exercised.

Response: The Registrant respectfully advises the Staff that it has revised its disclosure in the Amendment on page 59 in response to the Staff’s comment.

Background of the Merger, page 78

3.
Please supplement your disclosure with a description of the significant events related to AppLovin’s unsolicited proposal. Discuss how Unity Board concluded that such proposal was not in the best interests of shareholders, describe the financial and strategic evaluation undertaken, and disclose any other material considerations of the Board. Additionally, with a view toward disclosure, please tell us whether any representatives of Unity had engaged in formal or informal discussions with AppLovin in advance of the unsolicited proposal, or whether such conversations have taken place since receipt of the proposal.

Response: The Registrant respectfully advises the Staff that it has revised its disclosure in the Amendment beginning on page 95 in response to the Staff’s comment.

U.S. Securities and Exchange Commission
August 26, 2022
Page Three
The Merger, page 78

4.
We note that subject to board approval you intend to conduct a PIPE investment consisting of convertible notes to initiate a stock buyback program following the closing of the merger. Please disclose the anticipated amount of shares that you will be authorized to repurchase, the intended duration of the program, the mechanics of the program, and any related risks. Your disclosure should describe the objective for the stock buyback program and the criteria that you intend to use to determine the timing and amount of shares you will repurchase.

Response: The Registrant respectfully advises the Staff that it has revised its disclosure in the Amendment on page 135 in response to the Staff’s comment.

Certain Unaudited Prospective Financial Information, page 115

5.	Revise to disclose all material assumptions underlying each set of financial projections.

Response: The Registrant respectfully advises the Staff that it has revised its disclosure in the Amendment on pages 124, 126 and 127 in response to the Staff’s comment.

****

U.S. Securities and Exchange Commission
August 26, 2022
Page Four

The Registrant respectfully believes that the information contained herein and the modifications reflected in the Amendment are responsive to the Staff’s comments. Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at (202) 887-1554.

Very truly yours,

/s/	David P. Slotkin
Name:	David P. Slotkin

cc:
John Riccitiello, President and Chief Executive Officer, Unity Software Inc.
Luis Visoso, Senior Vice President and Chief Financial Officer, Unity Software Inc.
Nora Go, Vice President, Corporate Legal, Unity Software Inc.
Rose McKinley, Senior Counsel, Corporate and Securities, Unity Software Inc.
Eric T. McCrath, Morrison & Foerster LLP
Joseph Sulzbach, Morrison & Foerster LLP
Emily K. Beers, Morrison & Foerster LLP